Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-219379

PROSPECTUS

BB&T CORPORATION

DIRECT STOCK PURCHASE

AND

DIVIDEND REINVESTMENT PLAN

OF

BB&T CORPORATION

COMMON STOCK

This prospectus relates to 5,000,000 shares of our common stock, $5.00 par value (the “common stock”) that may be offered and sold by BB&T Corporation under the Direct Stock Purchase and Dividend Reinvestment Plan of BB&T Corporation, as amended (the “Plan”). The Plan is intended to provide new investors with a convenient and economical way to make an initial investment in shares of BB&T and for existing shareholders to increase their holdings of our common stock.

As a Participant in the Plan, you may:

•	have cash dividends on all or part of your shares automatically reinvested in shares of common stock at market-based prices;

•	invest optional cash payments in shares of common stock at market-based prices, provided that each payment is at least $25 per payment and total payments by a participant in any calendar month do not exceed $25,000; and

•	deposit your BB&T Corporation stock certificates with the Plan Administrator for safekeeping in book-entry form.

Under the Plan, BB&T Corporation will pay all fees and brokerage commissions for reinvesting dividends, although brokerage commissions and other costs will be incurred if you purchase additional shares with optional cash payments or sell or transfer shares. This prospectus reflects various recent amendments to the Plan. See “Description of the Plan” below.

Shareholders who are not presently participating in the Plan and interested investors who are not currently registered holders of BB&T common stock may become participants as described below in Question 7. However, a shareholder already enrolled in the Plan (or in a dividend reinvestment plan of any predecessor company) will remain a participant in the Plan (on the terms set forth in this prospectus) automatically without any further action. A shareholder who is not presently participating in the Plan and who does not wish to participate in the Plan need not take any action and will continue to receive cash dividends, if and when declared, in the usual manner. Questions about the administration of the Plan should be directed to the Plan Administrator at the telephone number and mailing address set forth in Question 7, below. For other general assistance you may contact BB&T Shareholder Services by telephone at (800) 213-4314. Many Plan services also are available on the Internet at: www.computershare.com/bbt.

Our principal executive offices are located at 200 West Second Street, Winston-Salem, North Carolina 27101 (telephone: (336) 733-2000). Our common stock is listed on the New York Stock Exchange under the trade symbol “BBT.” On May 15, 2018, the closing price for our common stock on the NYSE was $55.49. On March 31, 2018, there were 779,751,860 shares of BB&T common stock issued and outstanding. We may also be reached on the Internet at www.BBT.com.

Investing in our common stock involves risks. Before making an investment decision, you should consider the Risk Factors on page 4 and those that we have described in our most recent Annual Report on Form 10-K for the year ended December 31, 2017 under the section entitled “Item 1A. Risk Factors,” and in other documents that we subsequently file with the Securities and Exchange Commission. Please read this prospectus carefully before investing and retain it for your future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock offered hereby are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the federal deposit insurance corporation or any other governmental agency. Investment in the common stock involves investment risk, including the possible gain or loss of principal. In addition, dividends paid may go up or down.

This prospectus is dated May 16, 2018.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities covered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

i

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we have filed with the Securities and Exchange Commission (“SEC”) relating to the shares of our common stock offered under the Plan. This prospectus does not include all of the information in the registration statement and provides you with a general description of the securities offered and the Plan. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us, the Plan and the securities offered. The registration statement can be read at the SEC website or at the offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus, including the information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context suggests otherwise, the terms “BB&T”, “we”, “our” and “us” refer to BB&T Corporation and, where applicable, its subsidiaries, the terms “stock” and “shares” refer to our common stock, and the terms “you” and “your” refer to a prospective investor or participant in the Plan.

BB&T CORPORATION

We are a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its bank subsidiary, Branch Banking and Trust Company, which we refer to as Branch Bank, and other nonbank subsidiaries. Branch Banking and Trust Company has offices in North Carolina, Virginia, Florida, Pennsylvania, Georgia, Maryland, South Carolina, Kentucky, Texas, West Virginia, Alabama, New Jersey, Tennessee, and Washington D.C.

Branch Bank was chartered in 1872 and is the oldest bank headquartered in North Carolina. Branch Bank provides a wide range of banking and trust services for retail and commercial clients in its geographic markets, including small and mid-size businesses, public agencies, local governments and individuals, through 2,047 offices (as of March 31, 2018). Branch Bank’s principal operating subsidiaries include:

•	BB&T Commercial Equipment Capital Corp. (Malvern, Pennsylvania) provides loans and lease financing to commercial and small businesses.

•	BB&T Equipment Finance Corporation (Charlotte, North Carolina) provides loan and lease financing to large and middle market commercial clients;

•	BB&T Insurance Services, Inc. (Raleigh, North Carolina) offers property and casualty, life, health, employee benefits, commercial general liability, surety, title and other insurance products through its agency network;

•	BB&T Investment Services, Inc. (Charlotte, North Carolina) was a registered broker-dealer and offers clients non-deposit investment products, including discount brokerage services, equities, fixed-rate, variable-rate and index annuities, mutual funds, government and municipal bonds, and money market funds. It merged with BB&T Securities, LLC effective January 1, 2018;

•	CRC Insurance Services, Inc. (Birmingham, Alabama) is a wholesale insurance broker authorized to do business nationwide;

•	Crump Life Insurance Services, Inc. (Parsippany, New Jersey) is a wholesale insurance broker authorized to do business nationwide;

•	Grandbridge (Charlotte, North Carolina) specializes in arranging and servicing commercial mortgage loans;

•	McGriff, Seibels & Williams, Inc. (Birmingham, Alabama) is authorized to do business nationwide and specializes in providing insurance products on an agency basis to large commercial clients, including many Fortune 500 companies; and

•	Prime Rate Premium Finance Corporation, Inc. (Florence, South Carolina) and its subsidiaries, which include AFCO Credit Corporation, provide insurance premium financing to clients in the United States and Canada.

BB&T also has a number of nonbank subsidiaries, including:

•	BB&T Securities, LLC (Richmond, Virginia) is a registered investment banking and full-service brokerage firm that provides services in retail brokerage, equity and debt underwriting, investment advice, corporate finance and equity research; and facilitates the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets;

•	Regional Acceptance Corporation (Greenville, North Carolina) specializes in nonprime, indirect financing for consumer purchases of primarily mid-model and late-model used automobiles; and

•	Sterling Capital Management, LLC (Charlotte, North Carolina) is a registered investment advisor, which provides tailored investment management solutions to meet the specific needs and objectives of individual and institutional clients through a full range of investment strategies.

BB&T’s subsidiaries offer a variety of services targeted to retail and commercial clients. BB&T’s objective is to offer clients a full array of products to meet all their financial needs. BB&T’s insurance operations primarily consist of a wholesale/agency network.

Retail Services:	Commercial Services:
Asset management	Asset management
Automobile lending	Association services
Bankcard lending	Capital markets services
Consumer finance	Commercial deposit services
Home equity lending	Commercial finance
Home mortgage lending	Commercial middle market lending
Insurance	Commercial mortgage lending
Investment brokerage services	Corporate banking
Mobile/online banking	Floor plan lending
Payment solutions	Institutional trust services
Retail deposit services	Insurance
Sales finance	Insurance premium finance
Small business lending	International banking services
Wealth management/private banking	Leasing
Merchant services
Mortgage warehouse lending
Payment solutions
Private equity investments
Real estate lending
Supply chain management

For further discussion of the material elements of our business, please refer to our annual report on Form 10-K for the year ended December 31, 2017 and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus.

Our principal executive offices are located at 200 West Second Street, Winston-Salem, North Carolina 27101, and our telephone number is (336) 733-2000.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from BB&T’s Annual Report on Form 10-K for the year ended December 31, 2017 under the section entitled “Item 1A. Risk Factors,” and from time to time in other documents we file with the SEC. We encourage you to read these risk factors in their entirety. In addition to these risks, other risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations and financial condition. Such risks could cause actual results to differ materially from anticipated results. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

DESCRIPTION OF THE PLAN

The Plan permits participants to purchase additional shares of common stock by reinvesting cash dividends on the shares and by making optional cash payments as described below. The following is a statement of the material features of the Plan in a question and answer format. If you are a shareholder, but do not participate in the Plan, you will continue to receive cash dividends, as declared, in the usual manner.

This prospectus supersedes any prior Plan prospectuses in their entirety.

Purpose

1. What is the purpose of the Plan?

The purpose of the Plan is to provide holders of record of BB&T’s common stock, and interested investors, with a simple, cost-effective and convenient method of acquiring additional shares of our common stock by the reinvestment of cash dividends and through optional cash payments, in both cases at market-based prices (as described in Question 14, below). Reinvestment of dividends will be effected without payment of any brokerage fees or commissions, service charges or other expenses for such purchases. Optional cash payments will be effected subject to the fees described in Question 11 below. Shares for the Plan either will come from BB&T’s authorized but unissued common stock or will be purchased for participants in open market transactions or in privately-negotiated transactions. To the extent shares are purchased directly from BB&T, funds received by BB&T for such shares will be used for general corporate purposes.

Participation Alternatives

2. What alternatives are available to participants in the Plan?

As a participant in the Plan you may elect one of the following three alternatives:

A. Full Dividend Reinvestment: You may have cash dividends on all of your shares credited to your Plan account and those registered in your name in certificate and/or book-entry form automatically reinvested. You also may make optional cash payments of not less than $25 per payment but limited to aggregate payments of $25,000 per calendar month.

B. Partial Dividend Reinvestment: You may have cash dividends on less than all of your shares registered in your name in certificate and/or book-entry form automatically reinvested, while continuing to receive cash dividends on the other shares. As is the case with the Full Dividend Reinvestment option, the right to make optional cash payments of not less than $25 per payment up to a total of $25,000 per calendar month will also be available under the Partial Dividend Reinvestment option.

C. All Dividends Paid in Cash (No Dividend Reinvestment): Under this alternative, cash dividends declared on your shares credited to your Plan account and those registered in your name in certificate and/or book-entry form will be paid in cash. You may also make cash payments of not less than $25 per payment but limited to aggregate payments of $25,000 per calendar month.

If you choose partial dividend reinvestment or all dividends paid in cash (no dividend reinvestment), you can have your cash dividends deposited directly into your bank account instead of receiving a check by mail. To have your cash dividends deposited electronically, you must either enroll for direct deposit online at www.computershare.com/bbt or complete and submit an Authorization for Electronic Direct Deposit, which may be obtained from the Plan Administrator. Please allow 30 days from the date of the Plan Administrator’s receipt of a properly submitted form for the direct deposit to be established. You may also change your designated bank account for direct deposit or discontinue this feature online or by submitting written notice to the Plan Administrator at the address noted in Question 7, below.

Advantages

3. What are some of the advantages to participating in the Plan?

A. No brokerage fees or commissions, service charges or other direct expenses will be paid by you in connection with reinvesting dividends under the Plan. Any such dividend reinvestment related expenses will be paid by BB&T.

B. The funds paid for shares will be fully invested because the Plan permits fractions of shares of common stock to be credited to your account. See Questions 14 and 15, below.

C. You will avoid the need for safekeeping of stock certificates for shares of common stock credited to your account under the Plan. For safekeeping, you may also surrender to the Plan Administrator certificates for shares of common stock which you now hold. See Question 21, below. Similarly, you may avoid the need for safekeeping stock certificates if you deposit your shares into the direct registration system (or “DRS”). See Question 31, below.

D. The regular periodic statements and reports from the Plan Administrator will reflect the current activity under your account, including purchases, deposits, sales, withdrawals and latest balances, which will simplify your record keeping. You may also view details regarding your Plan account on the Internet at: www.computershare.com/bbt.

Disadvantages

4. What are some of the disadvantages to participating in the Plan?

A. Prior to being invested on a particular investment date, optional cash payments may not be returned to participants unless a written request is received by the Plan Administrator at least two business days before the applicable investment date. See Question 16, below.

B. No interest will be paid on optional cash payments pending investment or return.

C. If you send in a payment for an optional cash purchase, the price of the common stock may go up or down before a purchase is made. In addition, because the purchase price for shares purchased on the open market or in negotiated transactions is the weighted average price at which shares are actually purchased for a particular investment date, participants may pay a higher price for shares purchased under the Plan than for shares purchased on the same investment date outside of the Plan. Likewise, if you sell any shares of common stock held in your Plan account through the Agent (as defined in Question 5, below), you will not be able to direct the time or price at which the Agent arranges for your sale, and the price of the common stock may go down before the sale is made.

D. If you request the Plan Administrator to direct the Agent to sell shares of common stock held in your account, you will be charged brokerage commissions and transfer taxes and other direct costs, if any, incurred in connection with such sales.

E. As with any investment, investment in our common stock involves risks, including but not limited to the risks that the value of our common stock may decrease and that dividends paid may decrease or be terminated altogether.

Administration

5. Who administers the Plan?

Computershare Trust Company, N.A. (“Computershare”), has been appointed Plan Administrator. It will keep records, send statements of account to each participant, and perform other administrative duties relating to the Plan. The shares of common stock purchased for you under the Plan will be held for you in safekeeping by Computershare until termination of your participation in the Plan or until a written request is received from you for withdrawal of all or part of your shares. See Question 19 below. The Plan Administrator may, in its sole discretion, use a broker-dealer (“Agent”) that is affiliated or unaffiliated with the Plan Administrator to execute purchase or sale transactions. If you have any questions, please call the Plan Administrator at (800) 213-4314, visit their website at www.computershare.com/bbt or write the Plan Administrator at the address noted in Question 7 below.

Participation

6. Who is eligible to participate?

You may participate in the Plan in one of two ways. If you are a holder of BB&T’s common stock registered in your name, you are eligible to participate. Shareholders of record may participate with respect to less than all of their shares of stock. If you beneficially own shares registered in another name (for example, in the name of a broker or bank nominee), you must either make appropriate arrangements for your broker or nominee to participate, or you must become a shareholder of record by having all or a portion of your shares transferred to your own name. In addition, employees and members of BB&T’s local advisory boards have historically participated in the Plan.

If you are not currently a registered holder of BB&T common stock but wish to participate in the Plan, interested investors may purchase shares through the direct stock purchase feature. Any person or legal entity, residing in the United States, whether or not a shareholder of record of our common stock, is eligible to participate in the Plan. Citizens or residents of a country other than the United States, its territories and possessions, are eligible to participate if such participation would not violate laws applicable to the Company or the participant.

7. How does an eligible shareholder participate?

Unless otherwise a participant in the Plan, a holder of record of BB&T’s common stock may enroll in the Plan by checking the appropriate box on the Enrollment Form and signing and returning it to the Plan Administrator at the address below. A return envelope will be provided for this purpose. Where common stock is registered in more than one name (i.e., joint tenants, trustees, etc.), all of the registered holders must sign. You may also enroll through the Plan Administrator’s website, at www.computershare.com/bbt through Investor Center. See Question 9 for more information on the Enrollment Form. BB&T reserves the right to deny, modify, suspend or terminate participation by any person or entity.

Interested investors who are not currently registered holders of BB&T common stock may apply for enrollment in the Plan by completing all required sections of the Initial Enrollment Form and sending it to the Plan Administrator. The Initial Enrollment Form must be accompanied by an initial cash payment in the form of a check made payable (in U.S. dollars) to Computershare. Investors may also apply for enrollment in the Plan through the Plan Administrator’s website, www.computershare.com/bbt, and following the instructions provided. The minimum amount for an initial cash investment is $250 and the amount cannot exceed $25,000 in a calendar month. You may also authorize the necessary number of automatic monthly deductions from your bank account required to fund your initial investment. Automatic deductions will continue at the level you set until you change your instructions by notifying the Plan Administrator. A $10 initial investment fee will be deducted from the initial investment payment. Do not send cash, money orders, traveler’s checks or third party checks.

If the Plan account will be in more than one name, all potential participants must sign the Initial Enrollment Form. The Plan Administrator reserves the right to limit or combine Plan accounts with identical taxpayer identification numbers and legal registrations. Certain other forms required by the Internal Revenue Service or other regulatory bodies may be required to complete your enrollment.

All questions and communications regarding the Plan may be addressed to the Plan Administrator at the following addresses:

Mail by regular delivery:	Overnight correspondence:
BB&T Corporation	BB&T Corporation
c/o Computershare	c/o Computershare
Direct Stock Purchase and Dividend Reinvestment Plan	Direct Stock Purchase and Dividend Reinvestment Plan
P.O. Box 505005	462 South 4th Street, Suite 1600
Louisville, KY 40233-5005	Louisville, KY 40202

8. When may an eligible shareholder enroll in the plan?

An eligible shareholder may enroll in the Plan at any time. If you elect only to have dividends reinvested on your shares (and not to make optional cash purchases), you will begin to participate in the Plan as of the dividend payment date associated with the first dividend record date which occurs after the date the Plan Administrator processes your properly-submitted Enrollment Form. The dividend record dates usually precede the dividend payment dates by approximately two to three weeks. If, when you enroll, you elect to make optional cash payments, you must deliver a properly-submitted Enrollment Form and cash payments to the Plan Administrator no less than three calendar days before an investment date in order to allow time to enroll in the Plan and for purchases to be made on your behalf on that investment date. See Question 16, below, for more information about optional cash purchases.

9. What does the Enrollment Form provide?

The Enrollment Form provides for the purchase of additional shares of BB&T’s common stock through the following investment options:

A. Full Dividend Reinvestment. This alternative directs the investment, in accordance with the Plan, of the cash dividends on all of the shares of common stock then or subsequently registered in your name and on all shares of common stock then or subsequently held in your Plan account (including fractional shares and shares purchased with optional cash purchases under the Plan), and also permits you to make optional cash payments for the purchase of additional shares in accordance with the Plan.

B. Partial Dividend Reinvestment. This alternative directs the Plan Administrator, in accordance with the Plan, to reinvest the cash dividends on the number of whole shares that you designate from those credited to your Plan account and those registered in your name in certificate and/or book-entry form. The dividends on all remaining shares and on any future holdings, including those purchased with optional cash payments will be paid in cash. This alternative also permits you to make optional cash payments for the purchase of additional shares in accordance with the Plan.

C. All Dividends Paid in Cash (No Dividend Reinvestment). Under this alternative, cash dividends on shares of common stock then or subsequently registered in your name and on all shares of common stock then or subsequently held in your Plan account are paid in cash. This alternative also permits you to make optional cash payments for the purchase of additional shares of common stock in accordance with the Plan, but without any reinvestment of cash dividends.

You may select either one of the dividend reinvestment alternatives or the all dividends paid in cash (no dividend reinvestment) alternative.

If you submit an Enrollment Form properly executed but with no investment alternative designated, you will be enrolled in the “Full Dividend Reinvestment” option.

10. How may a participant change participation alternatives under the Plan?

As a participant, you may change your investment alternatives at any time by requesting a new Enrollment Form and returning it to the Plan Administrator at the address set forth in Question 7. See also Questions 8 and 9. You may also make most changes regarding investment alternatives through the Internet at: www.computershare.com/bbt or by notifying the Plan Administrator by telephone as described Question 5. If a properly-submitted Enrollment Form changing the reinvestment of cash dividends is received before the record date for payment of the related cash dividend, the change generally will be effective on the related dividend payment date. If the Enrollment Form is received later than the record date, the change generally will be put into effect on the next cash dividend payment date.

Costs

11. Are there any expenses to participants in connection with purchases or sales under the Plan?

We will pay all administrative costs associated with the reinvestment of dividends under the Plan. If you choose to make optional cash purchases under the Plan, the Plan Administrator will charge participants a processing fee of $0.05 per share. The processing fee includes any brokerage commissions the Plan Administrator is required to pay. In addition, the Plan Administrator will charge participants a $5 transaction fee for optional cash payments made by check or one-time online ACH, and a $2.50 transaction fee for each optional cash payment made by recurring debit from a U.S. bank account.

If you request the Plan Administrator to direct the Agent to sell shares held in your account, or if any fractional shares are sold for your account, a brokerage commission will be deducted from the proceeds of the sale, and you will be responsible for transfer taxes, service fees or other similar costs, if any, related to the transfer of shares made at your direction. See Questions 23-25, below. BB&T will pay all costs of administration of the Plan. We reserve the right to establish or change service charges in connection with the Plan in the future, and you will be notified if any such changes take effect.

Purchases

12.	What is the source of shares purchased under the Plan?

Shares purchased under the Plan either will come from BB&T’s authorized but unissued shares or from shares purchased for participants’ accounts on the open market or in privately-negotiated transactions. BB&T will decide whether to purchase shares on the open market or to issue new shares based on BB&T’s equity position, the market price of our common stock, general market conditions, BB&T’s current and expected capital needs, and other relevant factors. However, neither BB&T nor any participant will have authority to direct the time or price at which shares may be purchased on the open market or the selection of the broker or dealer through or from whom purchases are to be made.

13.	How many shares will be purchased for each participant?

The number of shares purchased for your account will depend on the amount of your cash dividends and/or optional cash payments, the purchase price per share and any fees incurred. Your account will be credited with that number of shares, including fractional shares, equal to the total amount to be invested, divided by the applicable purchase price per share of the common stock.

14.	How is the purchase price determined for shares of common stock purchased under the Plan?

For shares purchased in open market transactions or in privately negotiated transactions, the Plan Administrator may combine your purchase requests with other purchase requests received from other Plan participants and will generally batch purchase types (dividend and optional cash payments) for separate execution by the Plan Administrator’s broker. The Plan Administrator may also direct its broker to execute each purchase type in several batches throughout a trading day. Depending on the number of shares being purchased and current trading volume in the shares, the Plan Administrator’s broker may execute purchases for any batch or batches in multiple transactions and over more than one day. If different purchase types are batched, the price per share of the common shares purchased for each participant’s account, whether purchased with reinvested dividends, with initial cash or with optional cash, shall be the weighted average price of the specific batch for such shares purchased by the Plan Administrator’s broker on that day to satisfy Plan requirements.

For shares purchased directly from BB&T, a participant’s purchase price will be the average of the high and low sales prices of the common stock on the NYSE on the applicable investment date. If there are no trades on that date, or if trading is halted or suspended on that date or if publication of the sales prices of the common stock does not take place or contains a reporting error, the purchase price will be determined on the basis of such market quotations as BB&T deems appropriate. See Question 15, below.

BB&T reserves the right to permit shares purchased with dividend reinvestments or optional cash purchases, or both, to be purchased at a discount price per share as solely determined by BB&T, upon giving participants reasonable prior written notice of the discount. If instituted, the discount may thereafter be changed or discontinued, upon giving participants similar notice.

The determination of the purchase price for shares made in accordance with this question is solely for the purpose of determining the number of shares to be purchased for each participant’s account and does not determine the participant’s tax basis in the shares so purchased. See Questions 29 and 30, below.

15.	When will purchases of shares of common stock be made?

The shares of common stock to be purchased for participants will be allocated to their accounts as of, or as soon as practicable following, the applicable investment date. For the reinvestment of cash dividends, the investment date will be the regular cash dividend payment date, which is expected to continue to be the first day of March, June, September and December. For the investment of optional cash payments, purchases will be made weekly (generally on Fridays, or if not a trading day, then on the next trading day). Optional cash payments must be received at least one business day before the applicable investment date. However, we reserve the right to make purchases with optional cash payments more or less frequently than as described above. See Question 16, below. Purchases of authorized but unissued shares of our common stock directly from us will be made as of each investment date and will include the optional cash payments and dividends to be reinvested as of each investment date, as applicable. Purchases by the Plan Administrator or a broker-dealer selected by the Plan Administrator through open market transactions (or in privately-negotiated transactions) will begin on or after the investment date, and will be completed as soon as reasonably practicable, but not later than 30 days after the applicable investment date. However, the exact timing and related aspects of purchases may be subject to certain conditions (such as compliance with the rules and regulations of the SEC), which may prevent the purchase of common stock or interfere with the timing of purchases. No interest will be paid on any funds received under the Plan pending investment. You may view details regarding your pending investment through Investor Center at: www.computershare.com/bbt.

Optional Cash Payments

16.	How may optional cash payments be made?

The optional cash payments received from a participant will be accumulated with the optional cash payments of all participants, inclusive of the cash dividends held for reinvestment on the same investment date. These accumulated amounts will be used to purchase shares of common stock directly from BB&T or on the open market or in privately-negotiated transactions, as of, or as soon as practicable following, the relevant investment date. The price of the shares of common stock purchased with the optional cash payments will be determined as described in Question 14. Optional cash payments received less than one business day immediately preceding an investment date generally will be held by the Plan Administrator until the next investment date; provided, however, that no optional cash payments will be held for more than 25 calendar days.

In the event of the inability of the Plan Administrator to purchase shares as of an applicable investment date, the optional cash payments received prior to the 25th day preceding the investment date on which they could have been invested will be returned to the participant. No interest will be paid on optional cash payments held pending investment. Consequently, you are strongly urged to make your optional cash payments as close as possible to the first business day immediately preceding the next appropriate investment date. In this regard, you should allow sufficient time to ensure that your payment is received by the Plan Administrator one business day before these dates. A shareholder may participate in the Plan even if he wishes to make optional cash payments only.

An optional cash payment will be refunded if a written request for refund is received by the Plan Administrator at least two business days prior to the next applicable investment date on which the cash payment otherwise would have been invested.

An optional cash payment may be made by a participant at the time of enrolling in the Plan by enclosing with the Enrollment Form a check made payable to Computershare Trust Company, N.A., as Plan Administrator. The Plan Administrator will not accept cash, traveler’s checks, money orders, or third party checks for optional cash payments. Thereafter, the optional cash payments may be made (generally, on a weekly basis) through use of the cash payment forms, which will be attached to statements of account sent by the Plan Administrator to participants. Generally, the same amount need not be sent each month, and there is no obligation to make an optional cash payment for each or any investment date. Optional cash payments must be received at least one business day prior to the applicable investment date.

Alternatively, you can choose to make optional cash payments online through Investor Center on the Plan Administrators’ website, www.computershare.com/bbt. There you can make a one-time online bank debit from your U.S. bank or financial institution instead of mailing a check.

You may also elect to make optional cash payments by authorizing automatic monthly debits from your U.S. bank or financial institution. Automatic debits can be authorized through Investor Center on the Plan Administrator’s website, www.computershare.com/bbt or by mailing a Direct Debit Authorization form to the Plan Administrator. The debit must be in the same amount each month and will continue until you notify the Plan Administrator that you wish to change the amount or terminate the direct debits. Automatic debits generally occur on the 23rd of each month or the next business day if the 23rd is not a business day and purchases with such amounts generally are made on the next investment date after the debit date.

The minimum optional cash payment by a participant is $25 per payment, and the aggregate of such payments received by the Plan Administrator in any one calendar month cannot exceed a total of $25,000 for any participant. BB&T may, from time to time, change the minimum or maximum amounts of optional cash payments per month upon notice to you.

In the event that any check or other deposit is returned unpaid for any reason, or pre-designated bank account does not have sufficient funds for an automatic debit, the Plan Administrator will consider the request for investment of that purchase null and void and will immediately remove from your account any shares already purchased in anticipation of receiving those funds. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance. There is a fee (currently, $35) for any check or other deposit that is returned unpaid by your bank and for any failed automatic deduction from your pre- designated U.S. bank account. This fee will be collected by the Plan Administrator through the sale of the number of shares from your account necessary to satisfy the fee.

Reports to Participants

17.	What kind of reports will be sent to participants in the Plan?

As soon as practicable after a transaction is made for a participant’s account under the Plan, the Plan Administrator will provide the participant with a statement reflecting the amount, per share price (where applicable) and number of whole shares and fractional interests purchased, sold, withdrawn or deposited for the participant’s account. These statements and reports are your continuing record of account activity and the cost basis of your purchases and the proceeds of sales and thus should be retained for tax purposes. For shares acquired through the Plan after January 1, 2011, specific cost basis information will be included in accordance with applicable law. Cost basis refers to the actual cost of shares being purchased by the participant, adjusted for stock splits, acquisitions, and other corporate events. The cost basis of shares is reported as part of year-end tax filings when calculating the gain or loss for the sale of shares. Each participant is responsible for maintaining records regarding the cost basis and purchase prices of all shares credited to his account. Participants are urged to consult their own tax adviser in computing their cost basis.

In addition, you will receive copies of the same shareholder communications sent to every shareholder of the Company stock and any reports of taxable income as may be required by the Internal Revenue Service.

You may also view details regarding your Plan account on the Internet at: www.computershare.com/bbt.

Dividends

18.	Will participants be credited with cash dividends on whole and fractional shares held in their accounts under the Plan?

Dividends on fractional and whole shares held in a participant’s account will be reinvested in additional shares and credited to the participant’s account if the participant has selected the “Full Dividend Reinvestment” or “Partial Dividend Reinvestment” alternative (see Question 9). Participants who have elected to purchase shares with optional cash payments only will receive cash dividends on all shares, including shares purchased under the Plan, in the usual manner.

Certificates for Shares

19.	Will stock certificates be issued for the shares of common stock purchased?

Certificates for the shares of common stock purchased under the Plan will not be issued directly to you, unless requested as provided below.

All shares credited to your Plan account will be held by the Plan Administrator or its nominee as your agent. The number of shares credited to your account under the Plan will be shown on your account statement. This additional service protects against loss, theft or destruction of stock certificates. If you wish to transfer your shares out of the Plan, the Plan Administrator will issue shares in book-entry form through the direct registration system. In that case, the Plan Administrator will send a DRS book-entry statement reflecting the full shares issued to you within approximately five business days of the date of transfer. You can obtain information about direct registration at any time by calling (800) 213-4314 or by written request to the Plan Administrator at the address set forth in Question 7. Fractional share interests will not be issued in certificate or DRS book-entry form under any circumstances. Any fractional shares will be sold and a check for the net proceeds resulting from the sale will be sent to the participant, less any brokerage commissions and service fees. You may request that certificates for any number of whole shares credited to your account be issued to you without charge upon written request to the Plan Administrator.

20.	In whose name will certificates be registered when issued to participants?

The accounts under the Plan will be maintained in the name in which your shares are registered at the time you elect to enroll in the Plan. Consequently, any shares withdrawn from the Plan and issued in DRS book-entry form under the direct registration system (see Questions 19 and 23) as whole shares purchased under the Plan will be similarly registered when delivered to you upon your request. You may request certificates for whole shares of stock you are withdrawing from the Plan instead of receiving the DRS book-entry shares. Should you want the shares you withdraw from the Plan registered and reissued in a different name, you must so indicate by a proper written request bearing the registered owner’s signature(s) which has been guaranteed by an authorized financial institution, broker-dealer or other entity participating in the Medallion Guarantee Program. (The Medallion Guarantee Program is designed to ensure that the individual signing the certificate or stock power is in fact the registered owner.) Since this would constitute a reregistration, you would be responsible for transfer taxes, if any, that may be due and for compliance with any other applicable transfer requirements.

21.	Does the Plan provide for safekeeping of share certificates?

Yes. If you are a participant in the Plan, certificates for shares of stock you hold of record may be sent to the Plan Administrator (at the address set forth in Question 7) requesting that they be deposited into the Plan for safekeeping. In that event, the shares represented by the certificates will be allocated to your Plan account. BB&T provides this safekeeping feature free of charge. You should send such certificates by registered mail, return receipt requested, and insure them for an amount sufficient to cover the bond premium that would be charged to replace the certificates if they were lost or destroyed. Additionally, you may deposit shares you hold in the DRS book-entry system into the Plan. See Question 31, below.

Participants who deposit share certificates for safekeeping are responsible for maintaining records reflecting the purchase price and cost basis for such shares. BB&T is not responsible for determining such amounts. See Question 17, above.

Change of Participation, Withdrawal, Sale of Shares and Termination

22.	How do participants change their method of participation?

You may change your method of participation at any time by indicating the change on a properly-submitted Enrollment Form sent to the Plan Administrator at the address set forth in Question 7. The change to your method of participation will become effective as soon as practicable after the Plan Administrator has received the new Enrollment Form. You may also make most changes regarding participation methods on the Internet at: www.computershare.com/bbt or by notifying the Plan Administrator by telephone as described Question 5.

23.	How does a participant withdraw shares held in his or her Plan account?

You may at any time withdraw any or all whole shares credited to your Plan account by notifying the Plan Administrator by phone, in writing, or through Investor Center on the Plan Administrators’ website, www.computershare.com/bbt that you wish to do so. Notice of withdrawal of shares should be sent to the address set forth in Question 7. Unless you request certificates for your shares in writing, the Plan Administrator will issue the whole shares you are withdrawing in book-entry form through the direct registration system. In that case, the Plan Administrator will send a DRS book-entry statement reflecting the whole shares you withdrew within approximately five business days of the date of transfer. If you request certificates for your shares, a certificate for the whole shares requested to be withdrawn will be issued in your name and mailed to you. You will not receive book-entry credit or certificates for fractional shares. Rather, any fractional share will be sold and a check for the net proceeds resulting from that sale (i.e., the proceeds from the sale less brokerage commissions, transfer taxes and service fees) will be mailed to you. If the Plan Administrator receives a notice of withdrawal near the record date for a particular dividend payment for an account whose dividends are to be reinvested, the Plan Administrator, in its sole discretion, may either distribute such dividends in cash or reinvest them in shares on behalf of the withdrawing participant. In the event reinvestment is made, the Plan Administrator will process the withdrawal as soon as practicable, but in no event later than five business days after the investment is completed.

If you have elected full dividend reinvestment on all shares of stock registered in your name, the cash dividends on the shares withdrawn from the Plan will continue to be reinvested. If you elected partial dividend reinvestment, dividends will be reinvested only for the number of shares for which you have elected reinvestment. You may change any election previously made by submitting a new Enrollment Form.

At your request, the Plan Administrator also may sell the shares withdrawn. See Question 24, below.

24. How can shares of common stock be sold and what fees will I incur for such sales?

You can sell some or all of the shares held in your account at any time by contacting the Plan Administrator. You have four choices when making a sale, depending on how you submit your sale request, as follows:

•	Market Order: A market order is a request to sell shares promptly at the current market price. Market order sales are only available by accessing your account at www.computershare.com/bbt or by calling the Plan Administrator directly at (800) 213-4314. Market order sale requests received at www.computershare.com/bbt or by telephone will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern time). Any orders received after 4:00 p.m. Eastern time will be placed promptly on the next day the market is open. Market order sale instructions received by the Plan Administrator during market hours are final and cannot be stopped or cancelled. If you request to cancel a market order placed outside of market hours, the Plan Administrator will use commercially reasonable efforts to honor the request. Depending on the number of shares being sold and current trading volume in the shares, a market order may only be partially filled or not filled at all on the trading day in which it is placed, in which case the order, or remainder of the order, as applicable, will be cancelled at the end of such day. To determine if your shares were sold, you should check your account online at www.computershare.com/bbt or contact us at the number listed above. If your market order sale was not filled and you still want the shares sold, you will need to re-enter the sale request. The price shall be the market price of the sale obtained by the Plan Administrator’s broker, less a service fee of no more than $25 and a processing fee of no more than $0.12 per share sold.

•	Batch Order: A batch order is an accumulation of all sale requests for a security submitted together as a collective request. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Plan Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. Batch order sales are available by writing or calling the Plan Administrator directly at (800) 213-4314. All sales requests received in writing will be submitted as batch order sales. The Plan Administrator will cause your shares to be sold on the open market within five business days of receipt of your request. To maximize cost savings for batch order sales requests, the Plan Administrator may combine each selling program participant’s shares with those of other selling program participants. In every case of a batch order sale, the price to each selling Plan participant shall be the weighted average sale price obtained by the Plan Administrator’s broker for each aggregate order placed by the Plan Administrator and executed by the broker, less a service fee of no more than $15 and a processing fee of no more than $0.12 per share sold. Proceeds are normally paid by check, which are distributed within 24 hours after your sale transaction has settled.

•	Day Limit Order: A day limit order is an order to sell securities when and if they reach a specific trading price on a specific day. The order is automatically cancelled if the price is not met by the end of that day (or, for orders placed after-market hours, the next day the market is open). Depending on the number of securities being sold and the current trading volume in the securities, such an order may only be partially filled, in which case the remainder of the order will be cancelled. The order may be cancelled by the applicable stock exchange, by the Plan Administrator at its sole discretion or, if the Plan Administrator’s broker has not filled the order, at your request made online at www.computershare.com/bbt or by calling the Plan Administrator directly at (800) 213-4314. Each day limit order sale will incur a service fee of no more than $25 and a processing fee of no more than $0.12 per share sold.

•	Good-til-Cancelled (GTC) Limit Order: A GTC limit order is an order to sell securities when and if the securities reach a specific trading price at any time while the order remains open (generally up to 30 days). Depending on the number of securities being sold and current trading volume in the securities, sales may be executed in multiple transactions and over more than one day. If shares are traded on more than one day during which the market is open, a separate fee will be charged for each such day. The order (or any unexecuted portion thereof) is automatically cancelled if the trading price is not met by the end of the order period. The order may be cancelled by the applicable stock exchange, by the Plan Administrator at its sole discretion or, if the Plan Administrator’s broker has not filled the order, at your request made online at www.computershare.com/bbt or by calling the Plan Administrator directly at (800) 213-4314. Each GTC limit order sale will incur a service fee of no more than $25 and a processing fee of no more than $0.12 per share sold.

All per share processing fees include any brokerage commissions the Plan Administrator is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating the per share fee. All sales requests processed over the telephone by a customer service representative entail an additional fee of $15.00. All sale instructions are final when the Plan Administrator receives them. Your sale instructions cannot be stopped or cancelled. The Plan Administrator may, for various reasons, require a transaction request to be submitted in writing. Please contact the Plan Administrator to determine if there are any limitations applicable to your particular sale request.

The Plan Administrator will sell shares for you through broker-dealers selected by the Plan Administrator in its sole discretion, which broker-dealers may be affiliated with the Plan Administrator. Participants are responsible for determining the tax cost basis for shares sold under the Plan. BB&T assumes no responsibility for such determinations. See Question 17, above. If you are requesting stock certificates or selling shares in connection with terminating participation in the Plan, additional restrictions may apply. See also Questions 19, 25 and 26.

Alternatively, you may request certificates or DRS book-entry for your whole shares and arrange for the sale of these shares through a broker-dealer of your choice. You will be responsible for any brokerage commissions, taxes and fees that may be charged by that broker-dealer.

Please remember that if you elect to sell your common stock through the Plan Administrator, the price of our common stock may decline during the period between the Plan Administrator’s receipt of your request and the date of the sale. You also assume a similar risk between the time that you request and receive a certificate. You should carefully evaluate these risks, which you bear.

Participants who are considered Executive Management, Directors and Other Insiders of BB&T, or their immediate family members (“Insiders”), are, under the BB&T Corporation Securities Trades by Company Personnel Policy (the “Insider Trading Policy”), subject to certain restrictions on the timing of sales of Common Stock (See Question 35). In addition, all sales of shares must be made in compliance with applicable state and federal securities laws. The foregoing summary does not purport to describe those laws, and you should consult with you own legal advisers regarding the applicability of such laws to any sale of your shares.

25.	How may participation in the Plan be terminated?

You may terminate your participation in the Plan by notifying the Plan Administrator in writing that you wish to do so. Such notice should be sent to the Plan Administrator at the address set forth in Question 7. You may also terminate your Plan account by phone or through Investor Center on the Plan Administrator’s website, www.computershare.com/bbt. Upon termination of participation in the Plan, you may elect to receive: (1) any whole shares that you hold in the Plan either in certificated form or to be held for you in book-entry form through the direct registration system, plus a check for the proceeds from the sale of any fractional share (less brokerage commissions, and any applicable transfer taxes and service fees); or (2) a check for the proceeds from the sale of all shares, including any fractional share, held for your account, less brokerage commissions, and any applicable transfer taxes and service fees. See Questions 23 and 24, above, regarding sales of shares. If the Plan Administrator receives a termination notice near the record date for a particular dividend payment for an account whose dividends are to be reinvested, the Plan Administrator, in its sole discretion, may either distribute such dividends in cash or reinvest them in shares on behalf of the terminating participant. In the event reinvestment is made, the Plan Administrator will process the termination as soon as practicable, but in no event later than five business days after the investment is completed. You can obtain information about the direct registration system at any time by calling (800) 213-4314 or by written request to the Plan Administrator at the address provided in Question 7, above.

BB&T reserves the right to terminate the participation of any participant in the Plan for any reason and at any time.

26.	When may participation in the Plan be terminated?

You may terminate your participation in the Plan at any time. BB&T also may in its discretion terminate a participant’s participation in the Plan at any time. If the request to terminate is received near the record date for a dividend for an account whose dividends are to be reinvested, the Plan Administrator, in its sole discretion, may either distribute such dividends in cash or reinvest them in shares on behalf of the withdrawing participant. In the event reinvestment is made, the Plan Administrator will process the withdrawal as soon as practicable, but in no event later than five business days after the investment is completed. Upon termination, any optional cash payments sent to the Plan Administrator that were not invested will be returned promptly.

All cash dividends declared after you terminate participation will be paid to you by check or direct deposit in the ordinary manner, unless you reenroll in the Plan, which you may do at any time (subject to Plan terms).

27.	What happens when you sell or transfer all of the certificated shares and/or book-entry direct registration shares you own?

If you sell or transfer all shares registered in your name (those for which you either hold certificates or for which you are the record owner on our direct registration system) without terminating Plan participation, the cash dividends on shares credited to your account under the Plan will continue to be reinvested, as previously designated until your participation in the Plan is terminated. If you sell all of the shares of common stock you hold after a record date, in certificated form and or in direct registration book-entry form, you would still hold shares of common stock under the Plan because those shares are held by the Plan Administrator as nominee for all participants in the Plan. Cash dividends on the shares held in your Plan account, including any shares held in safekeeping, would continue to be reinvested under the Plan until your participation is terminated.

However, if a participant has only a fractional share in common stock credited to the account under the Plan on the record date for cash dividends on the common stock, BB&T reserves the right not to reinvest the additional dividends on such fractional share and to terminate such participant’s account. If BB&T exercises this right, the participant will receive a check for the proceeds from the sale of such fractional share (less brokerage commissions and applicable transfer taxes and service fees), plus the amount of the cash dividends thereon.

28.	What happens when you sell or transfer some but not all of the shares registered in your name?

If you are reinvesting the cash dividends on all of the shares in your name (i.e., you have elected the “Full Dividend Reinvestment” alternative as described in Question 9) and you sell or transfer a portion of such shares, the cash dividends on the remainder of the shares registered in your name will continue to be reinvested.

If you are reinvesting the cash dividends on only a portion of the shares in your name (that is, you have selected the “Partial Dividend Reinvestment” alternative as discussed in Question 9), and you then dispose of a portion of these shares, the cash dividends on the lesser of (1) the number of shares with respect to which reinvestment of cash dividends was originally authorized, or (2) all of the shares which remain in your name will continue to be reinvested.

Federal Income Tax Consequences

29.	What are the federal income tax consequences of participation in the Plan?

The following discussion summarizes certain U.S. federal income tax consequences, under current law, of participation in the Plan. It assumes that, as expected, all dividend distributions by BB&T will be from “earnings and profits” and therefore will constitute dividends (rather than a return of capital) for federal income tax purposes. This discussion does not address all potentially relevant federal income tax matters, including consequences peculiar to persons subject to special provisions of federal income tax law. It is based on various rulings of the Internal Revenue Service (“IRS”) regarding several types of dividend reinvestment plans, but no ruling has been issued or requested regarding the Plan. The following discussion is for general information only, and participants are urged to consult their own tax advisors to determine the particular federal, as well as foreign, state and local, tax consequences that may result from participation in the Plan and the acquisition and disposition of any shares of common stock purchased pursuant to the Plan. Participants are responsible for determining the tax consequences related to any shares purchased, sold, deposited or withdrawn under the Plan. You should retain and refer to the periodic statements and reports sent to you by the Plan Administrator regarding your Plan transactions to assist in making such determinations.

A. Reinvested Dividends. When your dividends are reinvested to acquire shares of common stock (including any fractional share), you will be treated as having received a taxable dividend equal to the fair market value of the shares credited to your account. For example, if dividends of $100 are reinvested under the Plan to acquire shares of common stock with a fair market value of $100, the amount of taxable dividend will be $100. In addition, when shares are acquired for you under the Plan through open market purchases, you will be treated as having received a dividend in the amount of your allocable portion of any brokerage commissions paid by BB&T. Thus, for example, if $100 of your dividends is reinvested to purchase shares of common stock with a fair market value of $100 in the open market under the Plan, and if your portion of brokerage commissions paid by BB&T is $1, the total amount of the taxable dividend you will be treated as receiving will be $101. (The $1 figure is for purposes of illustration only; it is not a representation or estimate of the amount or percentage of brokerage commissions that may be paid under the Plan.) The initial tax basis of a share of common stock you acquire with reinvested dividends will equal the amount of the dividend represented by the share, i.e., the share’s fair market value plus, if the share is acquired through an open market purchase, the amount of any brokerage commissions allocable to the share.

B. Optional Cash Payments. The purchase of shares of common stock under the Plan with your optional cash payments will not result in a taxable distribution to you for federal income tax purposes (assuming the purchase price is at least equal to the current market value of the common stock), unless the purchase is made in the open market. In the case of an open market purchase, you will be treated as receiving a taxable dividend equal to your portion of any brokerage commissions paid by BB&T. The initial tax basis of a share of common stock acquired with an optional cash payment will be the purchase price plus the amount of any such brokerage commissions and other transaction fees allocable to the share.

C. Holding Period. The holding period for a share of common stock acquired under the Plan will begin the day after the investment date on which the share was acquired. A whole share consisting of fractional shares purchased on different dates will have a split holding period, with the holding period for each fractional component beginning the day after the investment date when the fraction was acquired.

D. Receipt of Share Certificates and Cash. You will not realize any income when you receive certificates for whole shares credited to your account under the Plan or when such shares are issued to you in book-entry form under DRS. See Question 31, below. Any cash received for a fractional share held in your account will be treated as an amount realized on the sale of the fractional share. You therefore will recognize gain or loss equal to any difference between the amount of cash received for a fractional share and your tax basis in the fractional share. Similarly, if the Plan Administrator sells shares from your Plan account for you, you will recognize gain or loss equal to the difference between the amount you realize on the sale and your tax basis in the shares. Gain or loss recognized on a sale of shares (including a fractional share) from your Plan account generally will be capital gain or loss if you hold your shares of common stock in the Plan as capital assets, and generally will be long-term capital gain or loss if the holding period exceeds one year when the sale occurs.

E. Foreign Participants. In the case of foreign participants who elect to have their cash dividends reinvested and whose dividends are subject to United States income tax withholding, an amount equal to the cash dividends payable to such participants less the amount of tax required to be withheld will be applied to the purchase of shares of common stock through the Plan. Foreign shareholder participants are urged to consult their legal advisers with respect to any local exchange control, tax or other law or regulation which may affect their participation in the Plan. BB&T, the Plan Administrator and the Agent assume no responsibility regarding such laws or regulations and will not be liable for any act or omission in respect thereof.

F. Withholding and Information Reporting. In general, BB&T is required to report to the Internal Revenue Service all actual and constructive dividend distributions to a shareholder. Additionally, dividends are subject to United States federal backup withholding at applicable rates, unless the shareholder provides its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding, and meets certain other conditions. Any amounts withheld from payments to a shareholder under the backup withholding rules will be allowed as a refund or credit against the shareholder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service. See also Question 30, below.

G. Mandatory Cost-Basis Reporting. In addition to the information reporting discussed above, BB&T will also be required to report to the Internal Revenue Service the cost basis for tax purposes of all shares acquired through the Plan on or after January 1, 2011. Such reporting will be required at the time any such shares are sold.

30.	What provision is made for those shareholders whose dividends are subject to income tax withholdings?

Dividends received by foreign corporations and nonresident aliens generally are subject to a United States withholding tax. The Plan Administrator will deduct the amount of tax to be withheld at applicable rates (unless the participant establishes, by submitting to the Plan Administrator the applicable IRS Form W-8, that some lower percentage or no withholding is applicable by reason of treaty or other exemption for a foreign corporation or nonresident alien). If withholding is not required to be imposed as provided in the prior sentence, no withholding will apply on dividends received by a foreign corporation or non-resident alien unless the dividend payment is subject to backup withholding at applicable rates. See Question 29F. Dividends received by domestic corporations and U.S. citizens and residents are not subject to U.S. withholding tax unless the dividends are subject to backup withholding. In any case in which federal income taxes are required to be withheld, the Plan Administrator will reinvest in BB&T common stock an amount equal to the dividends less the amount of tax withheld.

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a 30% withholding tax on payments of dividends and proceeds of sale of shares of common stock made after the relevant effective date to certain foreign financial institutions that fail to certify their FATCA status, and investment funds and non- financial foreign entities if certain disclosure requirements related to direct and indirect United States shareholders and/or United States accountholders are not satisfied. Under applicable Treasury Regulations, a withholding tax of 30% will generally be imposed, subject to certain exceptions, on payments of (a) dividends on or after July 1, 2014, and (b) gross proceeds from the sale or other disposition of shares of common stock on or after January 1, 2017. In the case of payments made to a “foreign financial institution” (generally including an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government (a “FATCA Agreement”) or (ii) is required by and complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”), in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its “substantial” U.S. owners. If shares of common stock are held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold such tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA. If any amount of, or in respect of, U.S. withholding tax were to be deducted or withheld from payments as a result of a failure by an investor (or by an institution through which an investor holds the shares of common stock) to comply with FATCA, neither BB&T nor any paying agent nor any other person would be required to pay additional amounts as a result of the deduction or withholding of such tax. Each Non-U.S. shareholder should consult its own tax advisor regarding the application of FATCA to its participation in the Plan.

The above discussion is only an outline of BB&T’s understanding of some of the applicable federal income tax provisions as of the date of this prospectus. The preceding summary may be rendered inaccurate by any future amendment to the federal income tax laws or any future interpretations of such laws by applicable authorities. For specific information as to the tax consequences of participation in the Plan, including any future changes in applicable law or interpretations, you should consult your own tax advisers.

Other Information

31.	What is the direct registration system and how does it impact the Plan?

We are a participant in the direct registration system, or DRS. DRS is a method of recording shares of stock in electronic, or book-entry, form, meaning shares can be registered in your name on the books of BB&T without the need for physical certificates. Shares held in book-entry under the direct registration system have all the traditional rights and privileges of shares held in certificated form.

DRS eliminates the risk and cost of paper certificates, while enabling you to maintain the benefits of direct ownership, including the ability to participate in the Plan. If you hold any shares in book-entry form, you may at any time choose to have all or a portion of your book-entry shares transferred to your broker electronically by contacting your broker/dealer. When using your broker to facilitate a share transfer, you will need to provide them with a copy of your DRS account statement.

Shares of BB&T stock that are withdrawn from the Plan will be issued in DRS book-entry form rather than physical certificates unless you specify otherwise. You may convert any stock certificate(s) you currently hold to DRS book-entry form, by sending the stock certificate(s) to the Plan Administrator, with a request to deposit them to your DRS account. There is no cost to you for this custodial service.

32.	What happens if BB&T issues a dividend payable in stock or declares a stock split?

Any dividend payable in stock or shares of common stock distributed by BB&T due to a stock split (or similar transaction) on shares registered in your name will be issued to you. For shares credited to your account under the Plan, any such additional shares will be added to your Plan account.

33.	How will shares allocated to a participant’s account be voted at shareholders’ meetings?

If on the record date for a shareholders meeting there are any shares credited to your account and entitled to vote, a proxy will be sent to you in connection with the meeting, as in the case of shareholders not participating in the Plan. This proxy will apply to all whole shares registered in your own name, whether acquired pursuant to the Plan or otherwise, as well as to all shares and fractional interests credited to your account under the Plan.

If your proxy is returned properly signed and marked for voting, the shares covered by the proxy, including those registered in your name and those held for you by the Plan, will be voted as marked. If your proxy is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any proposal, your shares covered by the proxy, including those registered in your name and those held for you by the Plan, will be voted in accordance with the recommendations of agents appointed by the proxy. If the proxy is not properly executed and returned, your shares will be voted only if you vote in person. You also may elect to vote in person at the meeting if you revoke your proxy.

No shares held under the Plan will be voted by the Plan Administrator.

34.	May participants sell, pledge or otherwise assign their accounts?

Your account and the shares credited to your account may not be sold, pledged, assigned or transferred, except that shares can be sold as provided in Questions 23-25 and can be transferred in accordance with such requirements as may be imposed by the Plan Administrator in connection with transfers. Any attempted pledge or assignment will be void. If you wish to sell, pledge or otherwise assign or transfer any shares held under the Plan, you must request that the certificates for such shares be reissued in your name. See Question 20.

35.	Are there any special restrictions on the sale or transfer of shares of Common Stock purchased under the Plan?

Insiders of BB&T are subject to BB&T’s Insider Trading Policy, which, among other things, impose certain restrictions on the timing of sales of Common Stock. For example, sales of Common Stock are prohibited outside of an Open Window Period, as defined by the Insider Trading Policy. Sales of Common Stock by such Insiders are also subject to preclearance requirements. Insiders are urged to review the applicable provisions of the BB&T’s Insider Trading Policy for complete details.

Participants who are considered “affiliates” of BB&T, which include BB&T directors and certain senior executive officers, may only sell their shares of Common Stock acquired under the Plan in compliance with the resale provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. Furthermore, Participants may not sell shares of Common Stock if they are aware of material nonpublic information concerning BB&T or its securities.

36.	What are the responsibilities of BB&T and the Plan Administrator under the Plan?

BB&T and the Plan Administrator will not be liable under the Plan for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of or liability arising out of failure to terminate your account upon your death; the prices at which, or terms upon which, shares are purchased or sold for your account; the times when purchases or sales are made; or the fluctuations in the market value of BB&T’s stock before, at or after any such purchases or sales can be made.

All notices from the Plan Administrator will be addressed to you at your last address of record with the Plan Administrator. The mailing of a notice to your last address of record will satisfy the Plan Administrator’s duty of giving notice to you. Therefore, you must promptly notify the Plan Administrator of any change of address. You may elect to receive your Plan statement and other information via electronic delivery by signing up for electronic shareholder communications through Computershare Investor Center at www.computershare.com/bbt.

Neither BB&T, nor the Plan Administrator shall have any responsibility beyond the exercise of ordinary care for any action taken or omitted in connection with the Plan, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein.

The payment of dividends is at the discretion of BB&T’s Board of Directors (the “Board”) and will depend upon future earnings, BB&T’s financial condition and other factors. The Board may change the amount and timing of dividends at any time and without notice.

YOU SHOULD RECOGNIZE THAT NEITHER BB&T NOR THE PLAN ADMINISTRATOR CAN ASSURE YOU OF A PROFIT OR PROTECT YOU AGAINST A LOSS ON THE SHARES HELD FOR YOUR ACCOUNT UNDER THE PLAN.

37.	May the Plan be changed or discontinued?

BB&T reserves the right to amend, modify, suspend or terminate the Plan at any time. We intend to provide notice of any material amendment, modification, suspension or termination to participants. BB&T reserves the right to interpret and regulate the Plan as it deems necessary or desirable.

Upon termination of the Plan, any uninvested optional cash payments will be returned, you will receive any whole shares that you hold in the Plan either in certificated form or to be held for you in book-entry form through our direct registration system, and a cash payment will be made for any fraction of a share credited to your account.

BB&T has no obligation to offer, issue or sell common stock to participants under the Plan if, at the time of the offer, issuance or sale, any registration statement related to common stock offered, issued or sold under the Plan is for any reason not effective or such action would not be in compliance with applicable laws, rules and regulations. Also, BB&T may elect not to offer or sell common stock under the Plan to individuals residing in any jurisdiction or foreign country where, in the judgment of BB&T, the burden or expense of compliance with applicable blue sky or securities laws or other laws makes such offer or sale impracticable or inadvisable. In any of these circumstances, dividends, if and when declared, will be paid in the usual manner to the shareholder and any optional cash payments received from such shareholder will be returned.

38.	How may shareholders obtain answers to other questions regarding the Plan?

Any additional questions about the Plan should be addressed to the Plan Administrator as follows:

BB&T Corporation
c/o Computershare
Direct Stock Purchase and Dividend Reinvestment Plan
P.O. Box 505005
Louisville, KY 40233-5005
Telephone: (800) 213-4314
Internet: www.computershare.com/bbt

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling 800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. You can also inspect reports and other information we file at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC relating to the offering of common stock pursuant to this prospectus. The registration statement contains information not found in this prospectus. For further information, you should refer to the registration statement, which you can inspect and copy in the manner and at the sources described above. Any statements we make in this prospectus or that we incorporate by reference concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete and, in each instance, reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

Additional prospectuses or prospectus supplements that we file with the SEC may add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a later prospectus supplement. You should read this prospectus together with additional information incorporated by reference herein.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus. The following documents previously filed with the SEC are incorporated by reference:

(1)	our annual report on Form 10-K for the year ended December 31, 2017;

(2)	our quarterly report on Form 10-Q for the quarter ended March 31, 2018;

(3)	portions of the Definitive Proxy Statement for the 2018 Annual Meeting of Shareholders, dated and filed on March 15, 2018, solely to the extent incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2017;

(4)	our current reports on Forms 8-K filed on January 2, 2018 and April 24, 2018; and

(5)	the description of our common stock, par value $5.00 per share, contained in our Registration Statement on Form 8-A filed with the SEC on September 4, 1991.

All future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the securities are incorporated by reference in this prospectus (other than information in such future filings deemed, under SEC rules or otherwise, not to have been filed with the SEC). Information filed with the SEC after the date of this prospectus will automatically update and supersede information contained in or previously incorporated by reference in this prospectus.

We will provide without charge to each person (including any beneficial owner) who receives a copy of this prospectus, upon the written or oral request of any such person, a copy of any or all of these filings (other than exhibits to such documents, unless that exhibit is specifically incorporated by reference to that filing). Requests should be directed to: BB&T Corporation, 101 North Cherry Street, Floor 3, Winston-Salem, North Carolina 27101, Attention: Shareholder Services, Telephone: (336) 733-3065.

USE OF PROCEEDS

BB&T does not know the number of shares of common stock that ultimately will be purchased through the Plan, the prices at which the shares will be sold, or the amount of proceeds it will receive pursuant to the offer and sale of shares under the Plan. BB&T will only receive proceeds from the purchase of common stock pursuant to the Plan to the extent that such purchases are made directly from BB&T and not through open market purchases or privately-negotiated transactions (See Question 12). The proceeds from the sale of the common stock purchased directly from BB&T pursuant to the Plan will be used for general corporate purposes, including investments in, or extensions of credit to, BB&T’s subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward- looking statements may relate to our financial condition, results of operations, business plans and future performance that are based on the beliefs and assumptions of our management and the information available to our management at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties that are difficult to predict and may be beyond our control. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should,” “could,” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Such factors include, but are not limited to, the following:

•	general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, slower deposit and/or asset growth, and a deterioration in credit quality and/or a reduced demand for credit, insurance or other services;

•	disruptions to the national or global financial markets, including the impact of a downgrade of U.S. government obligations by one of the credit ratings agencies, the economic instability and recessionary conditions in Europe, the eventual exit of the United Kingdom from the European Union;

•	changes in the interest rate environment, including interest rate changes made by the Federal Reserve Board of Governors, as well as cash flow reassessments may reduce net interest margin and/or the volumes and values of loans and deposits as well as the value of other financial assets and liabilities;

•	competitive pressures among depository and other financial institutions may increase significantly;

•	legislative, regulatory or accounting changes, including changes resulting from the adoption and implementation of the Dodd-Frank Act may adversely affect the businesses in which BB&T is engaged;

•	local, state or federal taxing authorities may take tax positions that are adverse to BB&T;

•	a reduction may occur in BB&T’s credit ratings;

•	adverse changes may occur in the securities markets;

•	competitors of BB&T may have greater financial resources or develop products that enable them to compete more successfully than BB&T and may be subject to different regulatory standards than BB&T;

•	cybersecurity risks could adversely affect BB&T’s business and financial performance or reputation, and BB&T could be liable for financial losses incurred by third parties due to breaches of data shared between financial institutions;

•	higher-than-expected costs related to information technology infrastructure or a failure to successfully implement future system enhancements could adversely impact BB&T’s financial condition and results of operations and could result in significant additional costs to BB&T;

•	natural or other disasters, including acts of terrorism, could have an adverse effect on BB&T, materially disrupting BB&T’s operations or the ability or willingness of customers to access BB&T’s products and services;

•	costs related to the integration of the businesses of BB&T and its merger partners may be greater than expected;

•	failure to execute on strategic or operational plans, including the ability to successfully complete and/or integrate mergers and acquisitions or fully achieve expected cost savings or revenue growth associated with mergers and acquisitions within the expected time frames could adversely impact financial condition and results of operations;

•	significant litigation and regulatory proceedings could have a material adverse effect on BB&T;

•	unfavorable resolution of legal proceedings or other claims and regulatory and other governmental investigations or other inquiries could result in negative publicity, protests, fines, penalties, restrictions on BB&T’s operations or ability to expand its business and other negative consequences, all of which could cause reputational damage and adversely impact BB&T’s financial conditions and results of operations;

•	risks resulting from the extensive use of models;

•	risk management measures may not be fully effective;

•	deposit attrition, customer loss and/or revenue loss following completed mergers/acquisitions may exceed expectations; and

•	widespread system outages, caused by the failure of critical internal systems or critical services provided by third parties, could adversely impact BB&T’s financial condition and results of operations.

These and other risk factors are more fully described in our Annual Report on Form 10-K for the year ended December 31, 2017 under the section entitled “Item 1A. Risk Factors” and from time to time in other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Actual results may differ materially from those expressed in, or implied by, any forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers should, however, consult any further disclosures of a forward-looking nature BB&T may make in any subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

VALIDITY OF SECURITIES

The validity of the shares of BB&T common stock offered hereby has been passed upon for BB&T by Robert J. Johnson, Jr., Senior Executive Vice President, Secretary, General Counsel and Chief Corporate Governance Officer of BB&T. At the time of rendering the legal opinion, Mr. Johnson beneficially owns, or has the right to acquire, an aggregate of less than 1% of BB&T’s common stock.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of BB&T incorporated in this prospectus by reference to BB&T’s Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN AS CONTAINED HEREIN, IN CONNECTION WITH THE OFFER DESCRIBED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BB&T CORPORATION.

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BB&T Corporation

DIRECT STOCK PURCHASE AND

DIVIDEND REINVESTMENT PLAN

COMMON STOCK

PROSPECTUS

DATED May 16, 2018